SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

MicroStrategy Incorporated
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

594972408
(CUSIP Number)

June 1, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594972408	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 470,378
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 470,378
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,378
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594972408	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,628
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,628
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594972408	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 470,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 470,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594972408	13G	Page 5 of 11 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is MicroStrategy Incorporated (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1850 Towers Crescent Plaza, Tysons Corner, VA 22182.

Item 2 (a).	NAME OF PERSON FILING:

(a)	This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

	(i)	Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

	(ii)	Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

	(iii)	Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of Common Stock as defined in Item 2(d) below held for the accounts of:

(i)
Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("Eminence Leveraged"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II and Eminence Leveraged, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore") and Eminence Leveraged Long Alpha Master, Ltd. (together with Eminence Offshore, the "Offshore Funds"), each a Cayman Islands company.  The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

	(ii)	A separately managed account (the “SMA”); and

	(iii)	Family accounts and other related accounts over which Mr. Sandler has investment discretion (the “Family Accounts”).

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of Common Stock directly owned by the SMA.  Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

CUSIP No. 594972408	13G	Page 6 of 11 Pages

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Mr. Sandler is the Managing Member of Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds, the SMA and the Family Accounts.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY  10022.  The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY  10022.

Item 2(c).	CITIZENSHIP:

(i)	Eminence Capital, a New York limited liability company;

(ii)	Eminence GP, a New York limited liability company; and

(iii)	Mr. Sandler, is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common stock, $0.001 par value (the "Common Stock").

CUSIP No. 594972408	13G	Page 7 of 11 Pages

Item 2(e).	CUSIP NUMBER:

594972408

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	OWNERSHIP.

A.	Eminence Capital, LLC
	(a)	Amount beneficially owned: 470,378
(b)
Percent of class:  5.5%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 8,559,252 shares of Common Stock outstanding on April 24, 2012, as set forth in the Company's Form 10-Q for the quarterly period ended March 31, 2012

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 470,378
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 470,378

CUSIP No. 594972408	13G	Page 8 of 11 Pages

B.	Eminence GP, LLC
	(a)	Amount beneficially owned: 425,628
	(b)	Percent of class: 5.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 425,628
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 425,628

C.	Ricky C. Sandler
	(a)	Amount beneficially owned: 470,825
	(b)	Percent of class: 5.5%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 470,825
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 470,825

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Eminence Capital provides management company services to the Eminence Funds and serves as the investment adviser to the SMA.  Eminence GP, the general partner or manager of the Eminence Funds, has the power to direct the investment activities of the Eminence Funds, including decisions respecting the disposition of the proceeds from the sale of the shares.  Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital and in that capacity directs their operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

CUSIP No. 594972408	13G	Page 9 of 11 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 594972408	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 11, 2012

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of
Eminence Capital, LLC, and as
Managing Member of
Eminence GP, LLC

CUSIP No. 594972408	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  June 11, 2012

EMINENCE CAPITAL, LLC

/s/ Ricky C. Sandler
Name: Ricky C. Sandler
Title: Managing Member

EMINENCE GP, LLC

/s/ Ricky C. Sandler
Name: Ricky C. Sandler
Title: Managing Member

/s/ Ricky C. Sandler
RICKY C. SANDLER